EXHIBIT 99.1

VOX ANNOUNCES INNOVATIVE

INTELLECTUAL PROPERTY LICENSING AGREEMENT

TORONTO, CANADA – October 25, 2023 – Vox Royalty Corp. (TSX: VOXR) (NASDAQ: VOXR) (“Vox” or the “Company”), a returns focused mining royalty company, is pleased to announce that it has entered into an Intellectual Property (“IP”) Licensing Agreement (the “IP Licensing Agreement”) with private investment group, Perpetual Royalty IP Holdings LLC (“Perpetual RoyaltyCo”), to potentially unlock value from a non-core subset of royalties within Vox’s proprietary global royalty database.

Under the IP Licensing Agreement, Vox grants Perpetual RoyaltyCo access to the coal royalties in Vox’s proprietary royalty database (but not any other commodities), providing valuable insights and data for use in Perpetual RoyaltyCo's coal and yield-focused investment strategy. This collaboration has the potential to unlock meaningful latent value for Vox shareholders in a non-dilutive and opportunistic manner through the receipt of transaction-linked cash fees payable to Vox on successful completion of any database-linked coal royalty acquisition by Perpetual RoyaltyCo.

Vox’s vast experience in the mining royalty sector has positioned it as a trusted source of reliable royalty data. The Company's proprietary IP database includes detailed information on coal royalty agreements worldwide, better positioning those in possession of this IP to identify, evaluate and acquire coal royalties. The IP Licensing Agreement will enable Perpetual RoyaltyCo to incorporate this wealth of information into its coal-focused royalty strategy.

Vox’s Chief Executive Officer, Kyle Floyd, commented: "We are pleased to enter into this arrangement with Perpetual RoyaltyCo which will allow us new opportunities to unlock value from assets that have been non-core to Vox. Through licensing access to the coal royalties in our proprietary database, we are confident that we will unlock latent value for Vox shareholders. This transaction further highlights Vox’s unique position as an industry leader in mining royalty data and marks a significant milestone in our mission to unlock non-dilutive value for our shareholders."

On the successful closing of relevant coal royalty transactions, Perpetual RoyaltyCo will pay Vox a cash transaction fee of up to 3.0% of the asset acquisition price, including any future earn out payments or contingent payments associated with any applicable coal royalty assets acquired.

About Vox Royalty

Vox is a returns focused mining royalty company with a portfolio of over 60 royalties and streams spanning seven jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to target the highest returns on royalty acquisitions in the mining royalty sector. Since the beginning of 2020, Vox has announced over 25 separate transactions to acquire over 60 royalties. Further information on Vox can be found at www.voxroyalty.com.

About Perpetual RoyaltyCo

Perpetual RoyaltyCo is a private investment group focussed on generating investor returns from energy and coal royalty investments. Perpetual’s team have over 100 years of combined experience in the commodities sector; primarily in coal production, marketing, mineral royalties, and M&A. Perpetual is uniquely qualified to identify, assess and acquire global coal royalty opportunities. Further information on Perpetual can be found at www.perpetualroyalty.co

For further information contact:

Kyle Floyd Chief Executive Officer info@voxroyalty.com +1-345-815-3939	Spencer Cole Chief Investment Officer spencer@voxroyalty.com +1-345-815-3939

Cautionary Statements to U.S. Securityholders

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles (“US GAAP”) in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

Cautionary Note Regarding Forward-Looking Statements and Forward-Looking Information

This This press release contains “forward-looking statements”, within the meaning of the U.S. Securities Act of 1933, as amended, the U.S. Securities Exchange Act of 1934, as amended, the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements.

The forward-looking statements and information in this press release include, but are not limited to, statements regarding the potential for the execution of any transaction by Perpetual RoyaltyCo, the receipt of any transaction fees by Vox in connection with the IP Licensing Agreement, or continuation of a business relationship with Perpetual RoyaltyCo.

Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements, including but not limited to: the actions of third parties and counterparties to a sale transaction involving the Portfolio; the impact of general business and economic conditions; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations, as well as those factors discussed in the section entitled “Risk Factors” in Vox’s annual information form for the financial year ended December 31, 2022 available at www.sedar.com and the SEC’s website at www.sec.gov (as part of Vox’s Form 40-F).

Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statement prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Vox cautions that the foregoing list of material factors is not exhaustive. When relying on Vox’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change, and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward-looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.